Exhibit 99.3

Grupo Éxito recorded accumulated consolidated income in 2023 for $21.1 billion pesos, with a growth of +2.4% (+8.7% excluding the exchange rate effect). The net profit was $125,998 million pesos,

increasing by 27.2%.

The consolidated EBITDA for the operation in the three countries reached $1.64 billion pesos.

In Colombia, operating income grew 3.6%, despite the contraction in demand.

Uruguay and Argentina grew their income by 9.8% and 245.5% respectively, both above inflation in local currency.

The company reached 2,430 Aliados in Colombia, its associative commerce initiative, in collaboration with minimarkets and neighborhood stores.

The tender offer of shares carried out in 2023 by Grupo Calleja ended on January 19, 2024. With the acquisition of 86.84% of the stake, Grupo Calleja became the majority and controlling partner of Grupo Éxito.

Grupo Éxito stood out as the seventh most sustainable company in the food retail industry globally and the first in Colombia, due to its sustainability standards, in the Corporate Sustainability Assessment (CSA), one of the most internationally recognized evaluations.

72,567 boys and girls were served by the Éxito Foundation with better nutrition in body and soul, through the delivery of 183,358 food packages, seeking to combat chronic malnutrition.

●	Innovative formats continue to gain strength in the three countries in which they operate and reached a share of the company’s consolidated sales of 44.4%. In Colombia, Éxito Wow represented 36.3% of Éxito brand sales, Carulla FreshMarket 62.7% of Carulla, and Surtimayorista 5.4% of the operation’s sales in the country. In Uruguay the Fresh Market format reached a share of 58.8% and the Cash and Carry format in Argentina 17.3%.
●	E-commerce channels represented 12.7% of sales in Colombia, growing by 10.1% and reaching 19 million orders with a growth of 44%.
●	The real estate business presented a solid performance, with occupancy rates above 97.6% in Colombia and 94% in Argentina and income growth above inflation levels. Grupo Éxito consolidates itself as the first shopping center operator in Colombia and the third in Argentina.
●	The company made investments of $522 billion pesos, focused on our main growth opportunities and the maintenance of our assets, without having to resort to additional debt.
●	Revenues in Uruguay grew by 9.8% in local currency, and above the inflation rate of that country, as a result of the good commercial dynamics and the positive performance of the Fresh Market format and the important investment dynamics that it is receiving. country.
●	In Argentina, revenues grew by 245.5% excluding the effect of exchange rates, exceeding local inflation, driven by the positive performance of the Cash & Carry format and real estate revenues.

Consolidated results of Grupo Éxito (Colombia, Uruguay and Argentina)

Grupo Éxito’s consolidated operating income during 2023 reached $21.1 billion pesos; and excluding the effect of exchange rates, they grew 8.7% compared to the previous year, as a result of good commercial dynamics mainly in Uruguay and Argentina.

The operation in Colombia represented 75% of the Group’s operating income and income grew by 3.6% compared to the previous year, driven mainly by the good performance of innovative formats that reached a 42.2% share in the sales, and the evolution of income from the real estate business, which grew 15.2%.

The operations in Uruguay and Argentina reached revenues of $5.3 billion pesos driven by solid commercial performance and represented 25% of the company’s consolidated revenues.

The Group’s consolidated recurring EBITDA reached $1.64 billion pesos, with an increase of 0.8% excluding the effect of exchange rates, explained by a better gross profit and the organization’s focus on expense efficiencies, despite inflationary pressures.

2023 was also a year of great importance for the company, becoming the first Colombian company to issue securities, in addition to being listed in the Colombian market, with a presence in two other markets: the United States, the largest securities market and with largest volume of transactions worldwide and Brazil, the largest and most liquid market in South America.

As announced in the last quarter of 2023, the Calleja Group launched a tender offer for a stake of at least 51% and up to 100% of the company’s shares. Once it is concluded, Grupo Calleja is the owner of 86.84% of the company’s share capital.

“In 2023, our operation in Colombia, Uruguay and Argentina continued to be based on a strategy for the construction of a modern retail, having as its axes innovation in formats, digital transformation, traffic monetization and social and environmental actions, thereby that we offered our clients a differentiated value proposition. The innovative formats of Colombia, Uruguay and Argentina represented 44.4% of consolidated revenues, and were leveraged by the growth of Éxito Wow, Carulla FreshMarket and the expansion of the wholesale format; In total, 56 stores were intervened in the countries where we operate. For its part, omnichannel in the three countries represented close to 10% of the Group’s total sales. The real estate business consolidated itself as the first shopping center operator in Colombia and the third in Argentina.

At Grupo Éxito we work for our Higher Purpose: We nourish Colombia with opportunities, with which we seek to leave a positive mark on our stakeholders. We stand out as the seventh most sustainable company in the food retail industry globally and the first in Colombia, due to its sustainability standards, in the Corporate Sustainability Assessment (CSA). Through the Éxito Foundation, 72,567 boys and girls were assisted with 183,358 food packages; We reaffirm our commitment to the development of farmers and we buy 90.41% of the fruits and vegetables that we sell in our stores locally. We highlight the entry of the Grupo Calleja, a retailer with recognized world-class competencies, as controlling of the Grupo Exito”, said Carlos Mario Giraldo Moreno, CEO of Grupo Éxito.

Consolidated results, figures expressed in millions of Colombian pesos

In Colombia, the results were driven by the good performance of innovative formats and the evolution of the real estate business.

Operating income in Colombia reached $15.8 billion pesos in the year, with a growth of 3.6% versus the previous year, benefiting from an increase in sales of 3.5% which was driven by the contribution of innovative formats, omnichannel performance and income from the real estate business (+15.2%).

Recurring EBITDA reached $1.14 trillion with a margin of 7.2% in the year, which demonstrates the commercial solidity of the company, with an improvement of 32 basis points in the gross margin achieved of 22.5% and efficiency in the implementation of productivity plans to mitigate inflationary pressure and face the persistent slowdown during the year in household consumption.

1. Innovative formats, a fundamental axis of Grupo Éxito

●	Exito Wow: with 32 stores in the country, it represented 36.3% of the brand’s total sales in the quarter. During 2023, six new Éxito stores were opened: four of them were the first in the archipelago of San Andrés, Providencia and Santa Catalina, and an Éxito Wow store was opened in the city of Girardot as the company’s first tourist store.

●	Carulla FreshMarket: with 31 stores, it represented 62.7% of the brand’s sales in this period. The brand presented sales growth of 13.1%, thanks to its omnichannel strength and the good performance of its differentiated proposals.

●	Surtimayorista under the Cash and Carry format reached 64 stores with the opening of 18 stores in 2023 and an increase of 8,925 m2 of sales area and represented 5.4% of the total sales of the operation in Colombia.

2. Sales from electronic and direct commerce channels totaled more than $1.9 billion pesos, representing 12.7% of the company’s sales in Colombia with a growth of 10.1% compared to the same period of the previous year. Omnichannel results were leveraged by:

●	The growth in the digital channels of the food category of 22%, which allowed it to reach a share of 11.9% of the total sales of said category.

●	Orders through different digital channels increased compared to the previous year, reaching 19.3 million orders in 2023, with a growth of 44%.

●	The MiSurtii mobile application registered 168,000 orders and contributed to digitizing food sales with a growth of 37%.

3. Traffic monetization, through the following businesses, continued to be a strong growth driver:

●	Real Estate: With an increase in income of 15.2% compared to 2022 and an occupancy rate of 97.6%

●	Puntos Colombia registered 6.9 million active customers, an increase of 10.7% compared to the same period of the previous year and closed with 224 allied corporate brands.

Seeking to alleviate the inflationary impact for our clients, the company carried out advance purchasing activities to control price increases and developed different commercial strategies to strengthen its portfolio of more than 600 “Unbeatable Price” basic products, highly competitive in quality and with the lowest prices in each region of Colombia, and which are in all Éxito brand stores and in electronic commerce channels.

We nourish Colombia with opportunities, more than a declaration, it is a ratification of commitment to caring for the planet, generating employment and rebuilding the social fabric.

During 2023, we reaffirm our commitment to integrating sustainable practices into every aspect of our value chain, working in collaboration with all actors to build a responsible and resilient business environment, demonstrating that economic growth and the generation of value to society can and should coexist in harmony.

●	Through the Éxito Foundation, we advance our goal of achieving, by 2030, the first generation with zero chronic malnutrition in the country, in children under 5 years of age. In 2023, 72,567 boys and girls were served by the Éxito Foundation in 32 departments, receiving better nutrition in body and soul, through the delivery of 183,358 food packages.

●	Our Viva shopping centers and our Carulla FreshMarket brand obtained the Carbon Neutral recertification granted by ICONTEC. These facts demonstrate our conviction to continue mitigating the impact of our operations and reducing our carbon footprint.

●	At Grupo Éxito we have a commitment to the origin, the producers and the farmers who give us the best of our land; We believe in the development of regions and the generation of new opportunities. Faithful to this premise, we achieved our supply objective through 90.41% local purchases and 85.16% direct purchases, benefiting the farmers of our country.

●	We obtained the Friendly Biz seal certification from the Chamber of Diversity, an association that works for the economic empowerment of the diverse population in Latin America, an international seal that certifies respect and non-discrimination in business environments.

●	Grupo Éxito was recognized by Merco, an international monitor, as the seventh company with the best reputation in Colombia.

The operation in Uruguay continued to be the most profitable of the Group.

During the year, income in the country increased 9.8% compared to 2022 in local currency, and above the country’s inflation level. This growth was driven by the value proposition of the Fresh Market model, which represented 58.8% of sales, and by the acquisition of three new independent stores in the country.

The recurring EBITDA margin reached 10.7% and remained the highest in the Group, thanks to a good tourist season and an increase of 79 basis points in the gross margin.

In Argentina, revenue grew 245.5% in local currency, above the country’s inflation level.

This result is thanks to the positive performance of the 11 Cash & Carry format stores, which already participate with 17.3% of total sales in the country, and the good reception by customers of the first Fresh Market store. in the city of Buenos Aires and for the good results of the real estate operation.

The recurring EBITDA margin in the country for 2023 was 4.7%, improving 36 basis points compared to the previous year driven by efficiencies in expense control.